Back 2006-11-22, 11:56:45, EST

Insider: Hall.S **Issuer:** EnerNorth Indus **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		25000	2006-11-17	51 - Exercise of options	4300	29300
Common Shares		29300	2006-11-17	51 - Exercise of options	-3300	26000
Options (Common Shares)		165000	2006-11-17	51 - Exercise of options	-4300	160700